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                                                        Exhibit 99.12

                       [LETTERHEAD OF MORROW & CO., INC]

December 7, 1998


MEMC Electronic Materials, Inc.
501 Pearl Drive
St. Peters, MO 63376


This letter will serve as the agreement under which you will retain us to act as Information Agent in connection with your Rights Offering (the "Offer") to shareholders of MEMC Electronic Materials, Inc.

The services we will perform on your behalf will include the consultation and preparation in connection with the Offer, the delivery of material to brokers, banks, nominees and institutions, acting as Information Agent in connection with the Offer. These services will also include receiving calls from shareholders, and telephoning holders of record and non-objecting beneficial owners ("NOBOs").

For the above services our fee will be $5,000.00. Our fee assumes that there is no counter offer. One half of the fee ($2,500.00) is earned and due upon the signing of this agreement; in addition, an advance against disbursements of $10,000.00 is due as well. The balance of our fee will be payable upon the initial expiration of the Offer. Additional disbursements incurred by us on your behalf will be payable monthly or upon the expiration of the Offer. Included in the disbursements will be our charges for calls received from shareholders and for the telephone solicitation of holders of record and NOBOs. The charge is $6.50 per call and includes labor and all related telephone expenses (covers up to three rounds of calls).

This agreement covers the period from December 1, 1998 through February 28, 1999. Thereafter, this agreement will be extended for a monthly fee of $1,000,00.
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MORROW & CO., INC.

You agree to indemnify and hold us harmless against any loss, damage, expense (including reasonable legal fees and expenses), liability or claim relating to or arising out of our performance of this agreement except where we, or our employees, fail to comply with this agreement; provided, however, that you shall not be obliged to indemnify us or hold us harmless against any such loss, damage, expense, liability, or claim which results from negligence, bad faith or willful misconduct on our part or of any of our employees.

At your election, you may assume the defense of any such action. We shall advise you in writing of any such liability or claim promptly after receipt of any notice of any action or claim for which we may be entitled to indemnification hereunder.

This agreement shall be construed and enforced in accordance with the laws of the State of New York and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

If any provision of this agreement shall be held illegal, invalid or unenforceable by any court, this agreement shall be construed and enforced as if that provision had not been contained herein and shall be deemed an agreement among us to the full extent permitted by applicable law.

Please acknowledge receipt of this agreement and confirm the arrangements herein provided by signing and returning the enclosed copy to the undersigned, whereupon this agreement and your acceptance of the terms and conditions herein provided shall constitute a binding agreement among us.


Accepted                                     Very truly yours,

MEMC Electronic Materials, Inc.              MORROW & CO.,  INC.

By: /s/ Helene F. Hennelly                   By: /s/ Gerard J. Mucha
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Title: Corp V.P., Secretary &                Title: Sr. V.P.
       General Counsel
Date: 12/15/98